U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(  ) Check this box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

1.   Name and Address of Reporting Person

     Dean W. Drulias
     1611 Banks Street
     Houston, TX 77006

2.   Issuer Name and Ticker or Trading Symbol

     Fortune Natural Resources Corporation  FPXA

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year

     January 2000

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to issuer (Check all applicable)
     (X)  Director  ( )  10% Owner  (X)  Officer (give title below)
     ( )  Other (specify below)

     Executive Vice President and General Counsel

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TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of   |2. Transaction |3. Transaction  |4. Securities             | 5. Amount of        |6. Ownership Form:|7. Nature of
   Derivative |   Date        |   Code         |   Acquired (A) or        |    Securities       |    Direct (D) or |   Indirect
   Security   |               |                |   Disposed of (D)        |    Beneficially     |    Indirect (I)  |   Beneficial
              |   (Month/Day/ |   (Instr. 8)   |   Instr. 3, 4 and 5)     |    Owned at End     |                  |   Ownership
              |    Year)      |        |       |        | (A) or|         |    of Month         |                  |
              |               |  Code  |  V    | Amount | (D)   | Price   |    (Instr. 3 and 4) |    (Instr. 4)    |   (Instr. 4)
-------------- --------------  ----------------  -----------------------   -------------------   -----------------  --------------

Common Stock   1/21/2000       T                 14,222   A       $0.3516  20,647                I                  401(k) Plan

Common Stock                                                               31,241                D (unchanged)


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TABLE II - Derivative  Securities  Acquired,  Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------------
1.Title  |2.Conver-   |3.Trans- |4.Transac- |5.Number of   |6.Date Exer-   |7.Title and     |8.Price|9.Number  |10.Owner- |11.Nature
  of     |  sion or   |  action |  action   |  Derivative  |  cisable and  |  Amount of     | of    |  of      |   ship   |   of In-
  Deriva-|  Exercise  |  Date   |  Code     |  Securities  |  Expiration   |  Underlying    | Deriv-|  Deriv-  |   Form of|   direct
  tive   |  Price of  |         |           |  Acquired (A)|  Date         |  Securities    | ative |  ative   |   Deriv- |   Bene-
  Secur- |  Derivative|         |           |  or Disposed |               |                | Secur-|  Secur-  |   ative  |   ficial
  ity    |  Security  |  (Month/|  (Instr.  |  of (D)      |               |  (Instr. 3     | ity   |  ities   |   Secu-  |   Owner-
  (Instr.|            |   Day/  |    8)     |              |  (Month/Day/  |  and 4)        |       |  Bene-   |   rity:  |   ship
   3)    |            |   Year) |           |  (Instr. 3,  |  Year)        |                |(Instr.|  ficially|   Direct |
         |            |         |           |   4 and 5)   |               |                |  5)   |  Owned   |   (D) or |  (Instr.
         |            |         |           |              |               |                |       |  at End  |   Indi-  |    4)
         |            |         |           |              |               |      |Amount   |       |  of Month|   rect   |
         |            |         |           |              |Date   |Expira-|      |or       |       |  (Instr. |   (I)    |
         |            |         |     |     |     |        |Exer-  |tion   |      |Number   |       |    4)    |  (Instr. |
         |            |         |Code | V   |(A)  | (D)    |cisable|Date   |Title |of Shares|       |          |   4)     |
--------  -----------  --------- ----------  -------------  --------------- ---------------  ------- ---------- ---------- --------

Stock                                                        1/27/   1/26/   Common
Options   $1.16        1/27/2000  A          150,000         2000    2005    Stock  150,000   $1.16   150,000    D

Stock
Options                                                                                               120,000    D(1) (unchanged)

Stock
Options                                                                                               148,800    D(1) (unchanged)

Stock
Options                                                                                                75,000    D(1) (unchanged)

Stock                                                                1/12/   Common
Options   $2.75        1/12/2000  H                  20,000          2000    Stock   20,000   $2.75       -0-    D

Stock
Options                                                                                                36,000    D(1) (unchanged)

Private
Warants                                                                                                20,000    D (unchanged)




(1) These amounts are listed separately as they each have different terms and exercise prices.

SIGNATURE  OF REPORTING PERSON

/s/ Dean W. Drulias
------------------------

DATE
January 31, 2000